April 18, 2025

Lisa N. Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)
1933 Act File No. 333-122804
1940 Act File No. 811-21714
Comments received for PEA No. 56 filed on February 7, 2025

Dear Ms. Larkin:

On behalf of the Registrant, this letter sets forth our responses to your comments of March 27, 2025 regarding the above-mentioned amendment filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2025 (the “Amendment”). Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Amendment.

Prospectus Comments

1)	Comment: For the MML Equity Fund, please explain what is meant by “more closely reflects the markets segments in which the Fund invests” in the following sentence contained in footnote 1 to the Fund’s Average Annual Total Returns chart: “The Fund continues to use the Russell 1000 Value Index as a supplemental benchmark that MML Advisers believes more closely reflects the market segments in which the Fund invests.”

Response: The highlighted sentence is intended to distinguish the Fund’s broad-based benchmark, which by definition is intended to reflect the overall equity markets and which includes market segments (sectors, industries, etc.) in which the Fund does not invest, from the more tailored secondary benchmark, Russell 1000 Value Index, which measures the performance of the large-cap value segment of the U.S. equity universe.

2)	For the MML Invesco Discovery Large Cap Fund, please define the term “emerging markets,” as used in the following sentence from the Fund’s Principal Investment Strategies: “The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets.”

Response: We will update the above-referenced disclosure in the Fund’s Principal Investment Strategies as follows (new disclosure is underlined):

The Fund invests primarily in U.S. companies but may also purchase securities of issuers in any country, including developed countries and emerging markets (i.e., those that are generally in the early stages of their industrial cycle).

3)	Comment: For the MML Invesco Discovery Large Cap Fund, please clarify why Small and Mid-Cap Company Risk is included as a principal risk of the Fund; if it is a principal risk, it should have a corresponding principal investment strategy.

Response: We believe the inclusion of “Small and Mid-Cap Company Risk” as a Principal Risk is appropriate because, although the Fund’s Principal Investment Strategies indicate that “[u]nder normal circumstances, the Fund invests directly or indirectly at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of large-cap companies,” the Fund may invest in companies in other market capitalization ranges.

4)	Comment: For the MML Invesco Discovery Mid Cap Fund, please explain why small cap companies are included in the Fund’s Principal Risks (see “Small and Mid-Cap Company Risk”)? How do small cap companies factor into the Fund’s Principal Risks given that this is a mid cap fund?

Response: Our “Small and Mid-Cap Company Risk” is a standardized risk that includes disclosure regarding both small and mid-cap company risk. This disclosure is used across all of the funds in our fund complex that invest in either small or mid-cap companies.

SAI Comments

1)	Global Comment: Please add a narrative explanation to the Funds’ fundamental concentration policy to reflect that the policy applies to any one industry “or group of industries.”

Response: We continue to respectfully decline to make this change. We have responded to this comment several times in the past with respect to other funds in our fund complex. We submit that the current formulation of the restriction is reasonable and appropriate, complies with applicable legal requirements, and is consistent with a common approach of registrants in meeting the requirement of Section 13(a)(3) of the Investment Company Act of 1940, as amended.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President and Assistant Secretary, MML Series Investment Fund II